Filed Pursuant to Rule 433

Registration No. 333-53171

Registration No. 333-132434

Tyson Foods, Inc.

$1,000,000,000 6.600% Notes due 2016

Final Term Sheet

Issuer:	Tyson Foods, Inc.
Ratings:	Baa3 (stable) / BBB (stable) / BBB- (stable)
Format:	SEC Registered
Ranking:	Senior Unsecured
Size:	$1,000,000,000
Trade Date:	3/17/2006
Settlement Date:	3/22/2006
Final Maturity:	4/1/2016
Interest Payment Dates:	Semi-annually on the 1st of every April and October
First Pay Date:	10/1/2006
Pricing Benchmark:	UST 4.500% due 2/15/2016
UST Spot (PX/Yield):	98-22+ / 4.664%
Spread to Benchmark:	1.950%
Yield to Maturity:	6.614%
Coupon:	6.600%
Price:	99.896%
Underwriter’s Commission:	0.650%
Proceeds to Issuer:	$992,466,760
Day Count:	30/360
Redemption at the issuer option:	Make Whole + 0.30%
Minimum Denominations:	1,000
Billing & Delivering:	Merrill Lynch & Co.
Bookrunner:	Merrill Lynch & Co.
Joint Lead Managers:	Barclays Capital and JP Morgan
Co-managers:	Rabo Securities USA, Inc., Scotia Capital, Stephens Inc., and SunTrust Robinson Humphrey
Cusip:	902494AN3
Exchange Listing:	None

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The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-500-5408.